January 3, 2025

Jatinder Dhaliwal
Chief Executive Officer
Virpax Pharmaceuticals, Inc.
1055 Westlakes Drive, Suite 300
Berwyn, PA 19312

       Re: Virpax Pharmaceuticals, Inc.
           Registration Statement on Form S-1
           Filed December 30, 2024
           File No. 333-284089
Dear Jatinder Dhaliwal:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Ross D. Carmel, Esq.